File No. 70-_____


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM U-1


                           APPLICATION OR DECLARATION
                                    under the
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                      * * *

                                  AEP MEMCO LLC
                     1 Riverside Plaza, Columbus, Ohio 43215

                        OHIO VALLEY ELECTRIC CORPORATION
              3932 U.S. Route 23, P.O. Box 468, Piketon, Ohio 45661
              -----------------------------------------------------
                   (Name of company filing this statement and
                    addresses of principal executive offices)

                                      * * *

                             ALLEGHENY ENERGY, INC.
                10435 Downsville Pike, Hagerstown, Maryland 21740

                                FIRSTENERGY CORP.
                     76 South Main Street, Akron, Ohio 44308

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
                     (Name of top registered holding company
                     parent of each applicant or declarant)

                                      * * *

                     Susan Tomasky, Executive Vice President
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215


                        Jeffrey D. Cross, General Counsel
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215
                   (Names and addresses of agents for service)

      Ohio Valley Electric Corporation ("OVEC"), an electric public utility subsidiary of American Electric Power Company, Inc. ("AEP"), Allegheny Energy, Inc. ("Allegheny") and FirstEnergy Corp. ("FirstEnergy"), each a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"), and AEP MEMCo LLC, a Delaware limited liability company ("MEMCo"), a wholly-owned non-utility subsidiary of AEP (hereinafter collectively referred to as "Applicants") hereby file this application-declaration with the Securities and Exchange Commission ("Commission").

ITEM 1.     DESCRIPTION OF PROPOSED TRANSACTIONS

      A.    Background and Requested Authority

      OVEC and its wholly-owned subsidiary, Indiana-Kentucky Electric Corporation ("IKEC"), own two generating stations located in Ohio and Indiana with a combined electric production capability of approximately 2,256 megawatts. OVEC is owned by AEP, Allegheny, FirstEnergy and other investor-owned utilities. The owners and their respective ownership percentages are: Allegheny (12.5%), AEP (39.9%), The Cincinnati Gas & Electric Company, a subsidiary of Cinergy Corp. (9.0%), Columbus Southern Power Company, a subsidiary of AEP ("CSPCo") (4.3%), The Dayton Power and Light Company, a subsidiary of DPL Inc. (4.9%), Kentucky Utilities Company, a subsidiary of E.ON AG (2.5%), Louisville Gas and Electric Company, also a subsidiary of E.ON AG (4.9%), Ohio Edison Company, a subsidiary of FirstEnergy (16.5%), Southern Indiana Gas and Electric Company, a subsidiary of Vectren Corporation (1.5%), and The Toledo Edison Company, also a subsidiary of FirstEnergy (4.0%). These entities or their affiliates purchase power from OVEC according to the terms of an Inter-Company Power Agreement.

      The operation of OVEC's generating stations requires the movement and storage of substantial quantities of coal to ensure the availability of power to its customers. Barging has been, and continues to be, the cheapest mode of transporting bulk commodities such as coal. OVEC and IKEC have used barge transportation for many years to transport coal to these plants. They have had contracts with non-affiliates to provide these barging activities.

      Most recently, OVEC/IKEC was under contract for barge services from American Commercial Barge Line, LLC ("ACBL") through December 31, 2003. When ACBL declared bankruptcy in January, 2003, OVEC/IKEC needed to obtain reliable barge services. Consequently, MEMCo began providing services to OVEC/IKEC at cost in March, 2003 pursuant to Rule 87(b)(2). MEMCo continued to provide such services while OVEC/IKEC solicited bids for barge services from several non-affiliates, as well as MEMCo. MEMCo's bid at cost was lower than bids received from non-affiliates; therefore, MEMCo seeks approval to provide barge services to OVEC/IKEC at cost in accordance with Rules 90 and 91.

      B.    Compliance with Rule 54

      Information regarding Compliance with Rule 54 will be provided by amendment.

ITEM 2.     FEES, COMMISSIONS AND EXPENSES

      No fees, commissions or expenses other than expenses estimated not to exceed $2,000 to be billed at cost by American Electric Power Service Corporation, are to be paid by Applicants or any associate company in connection with the authority sought in this filing.

ITEM 3.     APPLICABLE STATUTORY PROVISIONS

      Section 12 of the 1935 Act and Rules 54 and 80 through 95 thereunder are or may be applicable to the transactions proposed herein. To the extent that any other sections of the 1935 Act may be applicable to the proposed transactions, the Company hereby requests appropriate authority thereunder.

ITEM 4.     REGULATORY APPROVALS

      No state regulatory authority and no federal regulatory authority, other than the Commission under the 1935 Act, has jurisdiction over the proposed transaction.

ITEM 5.     PROCEDURE

      It is requested, pursuant to Rule 23(c) of the Rules and Regulations of the Commission, that the Commission's order granting and permitting to become effective this Application or Declaration be issued on or before January 31, 2004. Applicants waive any recommended decision by a hearing officer or by any other responsible officer of the Commission and waives the 30-day waiting period between the issuance of the Commission's order and the date it is to become effective, since it is desired that the Commission's order, when issued, becomes effective forthwith. Applicants consent to the Office of Public Utility Regulation assisting in the preparation of the Commission's decision and/or order in this matter, unless the Office opposes the matter covered by this Application or Declaration.

ITEM 6.     Exhibits and Financial Statements.

      Exhibit H   -     Form of Notice

ITEM 7.     INFORMATION AS TO ENVIRONMENTAL EFFECTS

      It is believed that the granting and permitting to become effective of Application or Declaration will not constitute a major Federal action significantly affecting the quality of the human environment. No other Federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.

                                   SIGNATURES

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

                        OHIO VALLEY ELECTRIC CORPORATION

                              By: /s/ David L. Hart
                                    Vice President


                              AEP MEMCO LLC

                              By: /s/ Jeffrey D. Cross
                               Assistant Secretary

Dated: December 17, 2003



                                                                     Exhibit H



                           UNITED STATES OF AMERICA
                                  before the
                      SECURITIES AND EXCHANGE COMMISSION


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No.         /January  , 2004


------------------------------------------:
                                          :
In the Matter of                          :
                                          :
                                          :
OHIO VALLEY ELECTRIC CORPORATION          :
P.O. Box 468                              :
Piketon, OH 45661                         :
                                          :
(70-    )                                 :
------------------------------------------:


      NOTICE IS HEREBY GIVEN that Ohio Valley Electric Corporation ("OVEC"), an electric utility subsidiary of American Electric Power Company, Inc., a registered holding company, has filed with this Commission an Application or Declaration pursuant to Sections 6(a) and 6(b) of the Public Utility Holding Company Act of 1935 (the "Act").

      OVEC and its wholly-owned subsidiary, Indiana-Kentucky Electric Corporation ("IKEC"), own two generating stations located in Ohio and Indiana with a combined electric production capability of approximately 2,256 megawatts. OVEC is owned by AEP, Allegheny, FirstEnergy and other investor-owned utilities. The owners and their respective ownership percentages are: Allegheny (12.5%), AEP (39.9%), The Cincinnati Gas & Electric Company, a subsidiary of Cinergy Corp. (9.0%), Columbus Southern Power Company, a subsidiary of AEP ("CSPCo") (4.3%), The Dayton Power and Light Company, a subsidiary of DPL Inc. (4.9%), Kentucky Utilities Company, a subsidiary of E.ON AG (2.5%), Louisville Gas and Electric Company, also a subsidiary of E.ON AG (4.9%), Ohio Edison Company, a subsidiary of FirstEnergy (16.5%), Southern Indiana Gas and Electric Company, a subsidiary of Vectren Corporation (1.5%), and The Toledo Edison Company, also a subsidiary of FirstEnergy (4.0%). These entities or their affiliates purchase power from OVEC according to the terms of an Inter-Company Power Agreement.

      The operation of OVEC's generating stations requires the movement and storage of substantial quantities of coal to ensure the availability of power to its customers. Barging has been, and continues to be, the cheapest mode of transporting bulk commodities such as coal. OVEC and IKEC have used barge transportation for many years to transport coal to these plants. They have had contracts with non-affiliates to provide these barging activities.

      Most recently, OVEC/IKEC was under contract for barge services from American Commercial Barge Line, LLC ("ACBL") through December 31, 2003. When ACBL declared bankruptcy in January, 2003, OVEC/IKEC needed to obtain reliable barge services. Consequently, MEMCo began providing services to OVEC/IKEC at cost in March, 2003 pursuant to Rule 87(b)(2). MEMCo continued to provide such services while OVEC/IKEC solicited bids for barge services from several non-affiliates, as well as MEMCo. MEMCo's bid at cost was lower than bids received from non-affiliates; therefore, MEMCo seeks approval to provide barge services to OVEC/IKEC at cost in accordance with Rules 90 and 91.

      The Application or Declaration and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by January __, 2004 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicant at the address specified above. Proof of service (by affidavit or, in case of any attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the Application or Declaration, as filed or as it may be amended, may be permitted to become effective.

      For the Commission, by the Office of Public Utility Regulation, pursuant to delegated authority.

                                Jonathan G. Katz
                                    Secretary